July 19, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director, Office of Electronics and Machinery

Re:	Bionik Laboratories Corp.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-207581

Ladies and Gentlemen:

On behalf of our client, Bionik Laboratories Corp. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated June 3, 2016 (the “Comment Letter”), with respect to the Registration Statement on Form S-1/A-3 filed by the Company with the Commission on May 13, 2016 (File No. 333-207581) (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 4.

All page number references in the Company’s responses are to the page numbers in Amendment No. 4.

Executive Compensation, page 42

1.	We note your disclosure that you changed your fiscal year from December 31 to March 31. Please update your disclosure in this section for your last completed fiscal year in accordance with Regulation S-K Item 402.

Effect has been given to the Staff’s comment. Please see the updated information as of the fiscal year ended March 31, 2016 under the section entitled “Executive Compensation starting on page 40 of the prospectus.

Financial Statements

Note 14: Subsequent Events, page F-26

2.	With respect to the acquisition of IMT, please revise the notes to the financial statements to more fully provide the disclosures required by ASC 805-10-50-4. Under the cited guidance, the financial statements should provide the disclosures required by ASC 805- 10-50-2. To the extent those disclosures cannot be provided, describe which disclosures cannot be provided and the reason why they could not be made.

Effect has been given to the Staff’s comment. Please see the updated information in Note 16 of the Notes to the consolidated financial statements commencing on page F-32 of the prospectus.

3.	We note on page 2 that your Board of Directors authorized the changing of your fiscal year-end to March 31, and that audited financial statements for the new fiscal year will be reflected in your Transition Report on Form 10-K. Please explain to us your plan for updating the financial statements in this filing (i.e., the registrant’s, IMT’s, and pro forma) and the basis for your determination. As part of your response, tell us whether you will be including audited or unaudited transition period financial statements in this registration statement.

We respectfully advise the Staff that the Company has included in the Registration Statement the following audited financial statements of the Company:

•	As at and for the three month transition period ended March 31, 2016;

•	As at and for the fiscal year ended March 31, 2016;

•	As at March 31, 2015;

•	As at and for the fiscal year ended December 31, 2015; and

•	As at and for the nine-month transition period ended December 31, 2014.

The Company has also included:

•	audited financial statements of IMT as of and for the fiscal years ended December 31, 2015 and 2014;

•	unaudited condensed interim financial statements of IMT as of and for the 3 months ended March 31, 2016; and

•	pro forma financial information reflecting the IMT acquisition as of and for the 3 months ended March 31, 2016, and for the 12 months ended March 31, 2016.

Exhibit 99.1

Unaudited Pro Forma Combined Financial Statements

Pro Forma Balance Sheet

4.	We note you have $24.9 million in unallocated purchase price. Your purchase price should be allocated to specific identifiable tangible and intangible assets. If the allocation is preliminary / provisional, please revise your pro forma financial statements to record the significant tangible and intangible assets likely to be recognized, based upon your best estimates of information you have obtained. As applicable, please disclose that the amounts are preliminary and the significant uncertainties surrounding the amounts. Similarly, disclose any uncertainties regarding the effects of amortization periods assigned to the assets.

Effect has been given to the Staff’s comment. Please see the updated and revised pro forma financial information contained in Exhibit 99.1 to Amendment No. 4.

Pro Forma Operations Statement

5.	Please revise to present pro forma loss per share, including disclosure of pro forma weighted average shares.

Effect has been given to the Staff’s comment. Please see the updated and revised pro forma financial information contained in Exhibit 99.1 to Amendment No. 4.

Notes to Pro Forma Combined Financial Statements

6.	Please add a footnote to explain the derivation of the purchase price, including how you determined the fair values of the shares issued and stock options assumed.

Effect has been given to the Staff’s comment. Please see the updated and revised pro forma financial information contained in Exhibit 99.1 to Amendment No. 4.

* * * * *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox

STEPHEN E. FOX

For the Firm

cc:	Bionik Laboratories Corp.